UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )

SomaLogic, Inc.
(Name of Issuer)

Common stock, $0.0001 par value per share
(Title of Class of Securities)

83444K105
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83444K105	SCHEDULE 13G	Page 2 of 5

1	NAME OF REPORTING PERSON Lawrence Marshall Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 9,133,066
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 9,133,066
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,133,066
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.04%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 83444K105	SCHEDULE 13G	Page 3 of 5

Item 1.	(a)	Name of Issuer:

SomaLogic, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

2945 Wilderness Place, Boulder, CO 80301

Item 2.	(a)	Name of Person Filing:

This statement is filed on behalf of Mr. Lawrence Marshall Gold (the “Reporting Person”).

	(b)	Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is:

1033 5th Street, Boulder, CO 80302.

	(c)	Citizenship:

Mr. Gold is a citizen of the United States of America.

	(d)	Titles of Classes of Securities:
Common Stock, par value $0.0001 per share (“Common Stock”).

	(e)	CUSIP Number:

83444K105

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

Not applicable.

Item 4.	Ownership (a), (b) and (c)

Mr. Gold may be deemed the beneficial owner of 9,133,066 share of Common Stock (5.04% of the outstanding shares of Common Stock) consisting of (i) 437,822 shares of Common Stock jointly held with his wife, (ii) 3,713,076 shares of Common Stock held of record by MorrGold Holdings, LLC and (iii) 4,982,168 shares of Common Stock held of record by MorrGold II, LLC. Mr. Gold and his wife are the managers of MorrGold Holdings, LLC and MorrGold II, LLC. Mr. Gold shares voting and dispositive power with respect to all such shares.

Percentage ownership is based on 181,172,759 shares of common stock outstanding as of October 29, 2021, as reported in SomaLogic Inc.’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

CUSIP No. 83444K105	SCHEDULE 13G	Page 4 of 5

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

The Reporting Person hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 83444K105	SCHEDULE 13G	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

/s/ Lawrence Marshall Gold
Lawrence Marshall Gold